SEC 09059269 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ______1/1/08________ AND ENDING ________12/31/08________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rabo Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue

(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth McGrory **212 808 2562**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth McGrory, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Rabo Securities USA, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON L. SMITH
Notary Public State of New York
New York County
Lic. #01SM6176783
Commission Expires Nov. 5, 20 11

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rabo Securities USA, Inc.

Statement of Financial Condition

Year Ended December 31, 2008

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
Rabo Securities USA, Inc.

We have audited the accompanying statement of financial condition of Rabo Securities USA, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rabo Securities USA, Inc. at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2009

Rabo Securities USA, Inc.

Statement of Financial Condition

December 31, 2008

(In Thousands)

Assets	
Cash and cash equivalents	$ 3,534
US Government Securities	60,483
Commercial paper held for own account	234,450
Receivables from brokers and dealers and clearing broker	672
Receivables from affiliates	18
Receivables from customers	62
Total assets	$ 299,219
Liabilities and stockholder's equity	
Liabilities:	
Borrowings from affiliate	$ 234,431
Payables to affiliates	2,590
Accounts payable and accrued expenses	88
Income taxes payable	4,625
	241,734
Stockholder's equity:	
Common stock (1,000 shares authorized, issued and outstanding, $.01 par value)	-
Additional paid-in capital	32,000
Retained earnings	25,485
Total stockholder's equity	57,485
Total liabilities and stockholder's equity	$ 299,219

See notes to statement of financial condition.

1. Organization

Rabo Securities USA, Inc. (the "Company" or "RSI") was incorporated in Delaware in 1999. The Company is an institutional brokerage and investment banking firm. The Company is engaged primarily in the business of effecting transactions in foreign equities, fixed-income sales and trading, mergers and acquisitions and underwriting and private placement services. The Company is registered as a broker dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity of a broker dealer in March 2003. The Company is a wholly-owned subsidiary of Utrecht-America Holdings, Inc. (the "Parent") which is a wholly-owned subsidiary of Rabobank Nederland.

The Company acts as an agent for non-U.S. equity sales by its affiliate, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Amsterdam Branch ("Rabobank Amsterdam Branch"), to U.S. institutional investors and earns commission income on this brokerage business. The Company clears its foreign equities brokerage business on a delivery versus payment/receipt versus payment basis through Rabobank Amsterdam Branch and for U.S. securities on a fully disclosed basis through Pershing LLC (the "clearing broker"). The Company participates in the underwriting and private placement of U.S. debt and equity securities. RSI may participate in underwriting transactions on a best efforts or firm commitment basis and in private placement transactions as initial purchaser, principal or agent for which it earns underwriting revenue or advisory fees. RSI may also engage in sales and trading activities in support of its underwriting and private placement activities.

The Company participates in the private placement of asset backed commercial paper for Rabobank administered commercial paper programs for which it earns brokerage fees. These transactions are executed with institutional clients and the activity is cleared via Pershing. The Company also engages in mergers and acquisition activities.

In the third quarter of 2008, RSI established a Mergers & Acquisitions ("M & A") division to become involved in providing M & A transaction advisory services to institutional clients. During 2008, one transaction was finalized.

(In Thousands)

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents are defined as short-term, highly liquid investments with a maturity of three months or less when purchased.

US Government Securities are U.S. Treasury Bills with a maturity of 91 days when purchased.

RSI is a dealer in commercial paper and purchases commercial paper from various issuers with the intention of selling the paper on to its client base the same day. If the Company is unable to sell all of its commercial paper commitments to clients, it holds any unsold balance(s) overnight in its trading account. Commercial Paper is recorded on a trade date basis.

On July 13, 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the Statement of Financial Condition. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. Adoption of FIN 48 was required for fiscal years beginning after December 15, 2006 for public companies. On December 30, 2008, the FASB issued FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" deferring the effective date of FIN 48. RSI qualifies for this deferral. The adoption of FIN 48 is not expected to have a material impact on the Company's Statement of Financial Condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No.157 "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reporting periods beginning after November 15, 2007. The Company adopted FAS 157 at the beginning of 2008. There was no transition adjustment related to the adoption of FAS 157. See footnote 9 for further information.

(In Thousands)

3. Receivables from Brokers and Dealers and Clearing Broker

Receivables from brokers and dealers represent underwriting fees receivable. The Company conducts underwriting business with brokers and dealers that are members of FINRA and the major securities exchanges. These receivables are recorded at the time the underwriting is completed and amounts are reasonably determinable. Receivables from clearing broker represents brokerage fees receivable from Pershing LLC related to the Company's commercial paper business, net of ticket charges and other transactional fees charged by Pershing. These are recorded on a trade date basis. There was no allowance for doubtful accounts at December 31, 2008.

4. Concentration of Credit Risk

At December 31, 2008, the financial instruments that potentially subject the Company to concentration of credit risk are primarily cash, which is on deposit with one financial institution, cash equivalent which is invested in a money market fund, and commercial paper issued by a related party. Net of FDIC Insurance, RSI's credit risk at the Bank of New York Mellon Corporation due to cash and cash equivalents is $3,284. Any commercial paper held is issued by one of the Rabobank administered commercial paper programs.

On September 18, 2008, RSI temporarily increased a revolving finance facility originally dated March 14, 2005 (the "Facility") with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Grand Cayman Branch ("Rabobank Grand Cayman Branch") to $12,000,000. On January 17, 2009 the "Temporary Facility" will revert back to $5,000,000. Under the Facility, Rabobank Grand Cayman Branch agrees that, in the event any affiliate debt instruments (as defined in the Facility) are not redeemed when presented for payment, it shall forgive its related loans to RSI by making an equity contribution to the Company, in an amount equal to the market value of any affiliate debt instruments, including $234,450 of commercial paper owned at December 31, 2008, if not redeemed when presented for payment. This borrowing is classified in borrowing from affiliate on the Statement of Financial Condition.

5. Transactions with Customers

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2008, there were no amounts to be indemnified to the clearing broker for these customer accounts.

Amounts receivable from customers at December 31, 2008 represent securities failed to deliver of $62 resulting from securities failed to receive from the Company's affiliate clearing broker. The risk of loss associated with these transactions is dependent upon the customer and the

5. Transactions with Customers (continued)

affiliate clearing broker fulfilling their obligations. The transactions outstanding at December 31, 2008 settled at their contractual amounts subsequent to quarter end.

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company is included in the combined New York State and New York City income tax return filed by the Parent and certain other subsidiaries of the Parent. The Company's income tax provision is computed in accordance with a Tax Sharing Agreement between the Parent and its subsidiaries. The Parent pays taxes on the Company's behalf and, therefore, income taxes payable in the statement of financial condition represents an inter-company payable.

7. Benefits

An affiliate provides certain noncontributory medical, dental and life insurance benefits for eligible employees. Eligible employees of the Company also participate in the affiliate's noncontributory defined benefit pension plan under which benefits are based on employee career employment compensation.

An affiliate also has a 401(k) plan in which eligible employees of the Company may participate. There were no payables to affiliates at December 31, 2008 related to such benefit plans.

8. Net Capital Requirements and Other Regulatory Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the Securities and Exchange Commission (the "Commission") under Rule 15c3-1. FINRA and the Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii) for all domestic transactions cleared through another broker-dealer on a fully-disclosed basis and under paragraph (k) (2) (i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis.

8. Net Capital Requirements and Other Regulatory Requirements (continued)

At December 31, 2008, the Company had net capital of approximately $56,671, which was $56,421 in excess of the amount required to be maintained at that date.

9. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. FAS 157 applies to all financial instruments that are measured and reported on a fair value basis. FAS 157 defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

Fair Value Hierarchy

FAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

(In Thousands)

9. Financial Instruments (continued)

The following is a summary of the assets and liabilities measured at fair value as of December 31, 2008.

Description	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level3)	Total
Assets				
Money Market Investment	$ 3,115	$ –	$ –	$ 3,115
US Treasury Bill	60,483	–	–	60,483
Commercial Paper	–	234,450	–	234,450
Total	$ 63,598	$ 234,450	$ –	$ 298,048

These instruments are held at principal plus any discounts which we received when purchased. This net value is the carrying cost and approximates fair value. Due to less active markets for certain commercial paper issuances, commercial paper positions have been classified as Level II assets. All commercial paper positions held at December 31, 2008 were highly rated and were redeemed the following business day for the full carrying value. No other assets or liabilities are measured at fair value under SFAS No. 157 as of December 31, 2008.

10. Related Party Transactions

The Company receives overhead services pursuant to a service level arrangement with the Company's affiliate, Rabobank International, New York Branch ("Rabobank New York Branch"), dated January 1, 2006. The Company is charged a percentage of compensation, occupancy, allocated administrative costs and other costs allocated from Rabobank New York Branch based on the portion attributable to the Company. Amounts owed to Rabobank New York Branch relating to the service level arrangement and other expenses paid on behalf of the Company are $2,590 and are included in payables to affiliates in the statement of financial condition.

In the foreign equities brokerage business, the Company acts as agent between its affiliate, Rabobank Amsterdam Branch, and the Company's clients, in foreign equity securities transactions with U.S. institutional customers. Effective October 1, 2007 this agreement was amended and the fees earned now represent a fixed percentage of gross commissions plus a

(In Thousands)

10. Related Party Transactions (continued)

ticket charge for individual trade allocations. Balances resulting from such transactions are included in receivables from affiliates and approximate $18 at December 31, 2008.

The Company acts as a placement agent of commercial paper issued by Rabobank administered commercial paper programs. Additionally, the Company held overnight asset backed commercial paper purchased from affiliates during the year. At December 31, 2008, RSI owned $234,450 of commercial paper issued by one of the Rabobank administered commercial paper programs.

Under the Facility and the Temporary Facility (as defined in Note 4 above) the interest rate charged is based on the Company earning a nominal spread on the corresponding Affiliate Debt Instruments. At December 31, 2008, there was an outstanding borrowed balance of $234,431 with such affiliate. If any Affiliate Debt Instruments (as defined in the Facility) are not redeemed when presented for payment, Rabobank Grand Cayman Branch shall forgive its related loans to RSI by making an equity contribution to the Company, in an amount equal to the market value of any Affiliate Debt Instruments, including $234,450 of commercial paper owned at December 31, 2008, if not redeemed when presented for payment.

The Company has, under two revolving subordinated loan agreements approved by FINRA, the ability to borrow $300,000 from its affiliate, Rabobank Grand Cayman Branch, at an interest rate based on the one month LIBOR rate. This amount is the result of an increase of $200,000 effective May 15, 2007 due to an additional agreement which has been approved by FINRA. The additional revolver was put into place in anticipation of increased underwriting activity and the potential for the Company to be involved in a more significant co-manager role than in previous transactions. Both agreements expire in March 2009. At December 31, 2008, there was no indebtedness under these revolving subordinated loan agreements.

Receivables from affiliates on the statement of financial condition includes amounts receivable from clearing broker, Rabobank Amsterdam Branch, which represents securities failed to deliver. There were no securities failed to receive from customers at December 31, 2008. Payable to such affiliate represents securities failed to receive of approximately $62 resulting in securities failed to deliver to customers at December 31, 2008. The risk of loss associated with these transactions is dependent upon the customer and the affiliate clearing broker fulfilling their obligations. The transactions outstanding at December 31, 2008 settled at their contractual amounts subsequent to quarter end.

11. Contingencies

The Company is not involved in or foresee any legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. There is no effect on the Company's Statement of Financial Condition.

12. Off-Balance Sheet Risk

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's customer activities involve the execution and clearance of customer securities transactions through clearing brokers. Securities transactions are subject to the credit risk of counterparties or customer non-performance. Pursuant to the clearing agreements, the Company has agreed to reimburse its clearing brokers without limit for any losses that the clearing brokers may incur from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2008

STATEMENT OF FINANCIAL CONDITION

Rabo Securities USA, Inc.
December 31, 2008
With Report Independent Registered Public Accounting Firm